Filed by Equity One, Inc.

                           Pursuant to Rule 425 under the Securities Act of 1933

                                        and deemed filed pursuant to Rule 14a-12

                                          of the Securities Exchange Act of 1934



                                           Subject Company: IRT Property Company
                                                   Commission File No. 033-14413

                                                                    NEWS RELEASE




October 29, 2002

Investor Contact at Equity One:
Howard Sipzner, CFO  (305) 947-1664, ext. 110, hsipzner@equityone.net

Investor Contact at IRT:
James G. Levy, EVP & CFO  (770) 955-4406, investorrelations@irtproperty.com

Media Contacts at Thorp & Company:
Abbe Solomon  (305) 446-2700, ext. 111, asolomon@thorpco.com
David Schull  (305) 446-2700, ext. 108, dschull@thorpco.com


         EQUITY ONE AND IRT PROPERTY COMPANY ANNOUNCE PROPOSED MERGER

o Combined Company Will Be One of the Largest Shopping Center REITs in the Southeast

o Will Have $1.56 Billion Total Market Capitalization, $766 Million Equity Market Capitalization

o Will Own 181 Properties Totaling 18.7 Million Square Feet

NORTH MIAMI BEACH, FL and ATLANTA, GA, October 29, 2002 - Equity One Inc. (NYSE:
EQY) and IRT Property Company (NYSE: IRT) announced today that they have entered into a definitive merger agreement pursuant to which Equity One will acquire IRT. In the merger, each IRT shareholder may elect to receive for each share of IRT common stock either $12.15 in cash or 0.9 shares of Equity One common stock, or a combination thereof. The terms of the merger agreement further provide that the holders of no more than 50% of IRT's outstanding common stock may receive cash.

Assuming a 50% cash election and yesterday's $13.59 closing price for Equity One common stock, the transaction values IRT at $730 million, including the assumption by Equity One of $297 million of IRT debt and transaction costs.

Equity One has secured binding commitments to finance the cash consideration. Equity One intends to fund a portion of the cash consideration through the private placement of up to 6.9 million shares of Equity One common stock to existing, affiliated investors at a price of $13.30 per share subject to pro rata upward adjustment to a maximum of $13.50 per share as the number of IRT shares converted into Equity One common stock rises from 50% to approximately 55.8%. Equity One intends to fund the balance of the cash consideration from existing and new credit facilities, all of which are currently in place or commitments for which have been obtained.

"IRT and Equity One operate in the same region and focus on the same asset class," said Chaim Katzman, Chairman and CEO of Equity One. "This transaction will more than double our shopping-center portfolio and will create one of the largest retail REITs focused on the southeast, solidifying


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our leadership in the
supermarket-anchored shopping-center sector. IRT has 30 years of experience building a stable portfolio in the southeast, while Equity One has a proven track record developing and managing a growth-oriented portfolio in Florida and Texas through the acquisition and development of properties, as well as the sourcing and integration of major portfolios. We will more than double our equity market float, will expand our equity research coverage and hope to maintain IRT's investment-grade rating, thereby providing both equity and debt investors with a compelling opportunity."

Thomas H. McAuley, Chairman and CEO of IRT, added: "This is an opportunity for us to combine our strengths and long-term business relationships in southeastern markets with Equity One's proven ability in the acquisition, development and management of supermarket-anchored shopping centers in Florida and Texas. Moreover, the merger will give IRT shareholders the opportunity to take cash or continue as an investor with a 3.4% increase in their dividend. This transaction creates a much larger company, better tenant diversification and a platform to increase shareholder value." Following the merger, Equity One will own 181 properties in 12 states as follows:


                        FLORIDA            TEXAS            GEORGIA          OTHER STATES           TOTAL

                               SF                  SF              SF                  SF                   SF
                    Number   (000s)   Number   (000s)    Number   (000s)    Number    (000s)     Number    (000s)
                    ------   ------   ------   ------    ------   ------    ------    -----      ------    -----
Supermarket-anchored    59    6,895       18   1,522        14    1,777         31    2,800         122   12,994

Drug store and
necessity retail
anchored                15    1,468       14   1,467         6      563         17    1,916          52    5,414

Other properties         6       81        -       -         -        -          1      188           7      269
                       ---     ----     ----    ----      ----     ----       ----     ----       -----    -----

Total                   80    8,444       32   2,989        20    2,340         49    4,904         181   18,677

-------------------------------------------------------------------------------
Note: "Other States" total number of properties includes Louisiana (16), North Carolina (14), South Carolina (4), Tennessee (4), Arizona (3), Virginia (3), Alabama (3), Mississippi (1) and Kentucky (1).

"This transaction will enhance our dominant position in Florida," noted Doron Valero, Equity One's President and Chief Operating Officer, "bringing our total holdings in the state to 80 properties encompassing 8.4 million square feet. At the same time, we are increasing our geographic diversification by entering new markets throughout the southeast. We expect to pursue additional investment opportunities in our existing and newly-added markets, with an emphasis on supermarket-anchored centers. We welcome IRT's high quality management and employees to our team, and look forward to a smooth integration process."

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

Commenting on the economics of the proposed transaction, Howard Sipzner, Equity One's Treasurer and Chief Financial Officer, stated, "Assuming a 50% stock election, we expect the transaction to be approximately 4% accretive to our previously issued guidance for 2003 funds from operations of $1.43 to $1.47 per diluted share, assuming limited synergies. We further expect to maintain overall leverage below 50%, and at least a 2.6 times EBITDA to interest coverage ratio and a 2.2 times fixed charge coverage ratio. Our valuation of IRT's real estate holdings indicates a 2003 capitalization rate of 9.75%."

Completion of the transaction, which is expected to take place in the first quarter of 2003, is subject to the approval of Equity One's and IRT's shareholders and other customary conditions. The Board of Directors of each of IRT and Equity One has unanimously approved the transaction. Additionally, holders of approximately 75% of Equity One's common stock and approximately 8% of IRT's common stock have agreed to vote their shares in favor of the transactions contemplated by the merger (including the Equity One private placement). The Equity One holders will be released from their voting agreements and IRT's Board of Directors may withdraw its merger recommendation if immediately prior to the shareholder meetings to approve the merger, Equity One's weighted average stock price for the 30 prior trading days is less than $12.06 or less than $11.00 for the three prior trading days. In addition, the Equity One shareholders may withdraw their voting support if IRT's weighted average stock price for the 30 prior trading days is less than $10.935 or less than $9.935 for the three prior trading days. The merger agreement also provides for IRT to designate one member to serve on Equity One's Board of Directors through the 2005 shareholder meeting.

The transaction will be accounted for under the purchase method of accounting and is being structured as a tax-free merger with acceptable tax opinions being a condition to closing.
Equity One has committed to declare at least a $0.27 dividend per share in the first quarter following the closing of the merger. This translates to a 3.4% increase for those IRT shareholders who elect to receive Equity One common stock.

IRT will be required to pay a $15 million break-up fee to Equity One in the event that IRT enters into an agreement for a superior transaction or if, under certain circumstances, its Board of Directors withdraws its recommendation for the transaction.

Raymond James & Associates, Inc. is acting as exclusive advisor to IRT for the merger transaction. CIBC World Markets Corp. is acting as exclusive financial advisor to Equity One for the merger transaction. In addition, Legg Mason Wood Walker Incorporated has provided a fairness opinion to a special committee of Equity One's independent directors with respect to the equity private placement.

Conference Call Information Equity One's and IRT's management teams will discuss the proposed merger during IRT's third-quarter 2002 earnings call at 11 a.m. EST today. The number to call for this conference call is (800) 946-0782. A replay of the conference call will be available until November 1, 2002, by dialing
(888) 203-1112 and entering passcode, 126042. The conference call can be accessed on the IRT or Equity One web sites at www.irtproperty.com or www.equityone.net, and atwww.streetevents.com, http://www.firstcallevents.com/service/ajwz366225881gf12.html or www.companyboardroom.com.


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

About IRT Property Company

A self-administered equity real estate investment trust, Atlanta-based IRT specializes in Southeastern United States shopping centers. Anchor tenants include Publix, Kroger, Harris Teeter, Wal-Mart and other popular national and regional chain stores. The portfolio of 92 shopping-center investments and one industrial property totals approximately 10.0 million square feet. For additional information, please visit the company's Web site at www.irtproperty.com.

About Equity One

Equity One Inc.is a North Miami Beach, Fla.-based real estate investment trust that acquires, renovates, develops and manages neighborhood shopping centers anchored by national and regional supermarket chains and other necessity-oriented retailers such as drug stores or discount retail stores. Equity One's 8.7 million-square-foot portfolio consists of 88 properties primarily located in metropolitan areas of Florida and Texas, encompassing 56 supermarket-anchored shopping centers, eight drug store-anchored shopping centers, 18 other retail-anchored shopping centers, three commercial properties and three retail developments, as well as non-controlling interests in three unconsolidated joint ventures. For additional information, please visit the company's Web site at www.equityone.net.

Forward Looking Statements

Certain matters discussed in this press release constitute forward-looking statements within the meaning of the federal securities laws. Although Equity One and IRT believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they can give no assurance that their expectations will be achieved. Factors that could cause actual results to differ materially from current expectations include changes in macro-economic conditions and the demand for office space in the markets in which each has a substantial presence; the continuing financial success of Equity One's and IRT's current and prospective tenants; Equity One's ability to merge successfully the operations of IRT into the Equity One organization; Equity One's ability to realize economies of scale; and other risks, which are described in Equity One's Form 10-K, which is on file with the Securities and Exchange Commission. Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in this press release, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Equity One, Inc. and IRT Property Company, respectively.

Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Equity One and IRT with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents (as well as information as to the directors of Equity One and IRT and their respective interests in the matters described herein) may also be obtained for free (a) from Equity One by directing a request to Equity One, 1696 N.E. Miami Gardens Dr., North Miami Beach, FL 33179, Attention: Investor Relations, telephone:
305-947-1664 and (b) from IRT by directing a request to IRT Property Company, 200 Galleria Parkway, Suite 1400, Atlanta, GA 30339, Attention: Investors Relations, telephone: 770-955-4406.


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